Exhibit 3.1

RCS CAPITAL CORPORATION

CERTIFICATE OF DESIGNATION

Pursuant to Section 151 of the General
Corporation Law of the State of Delaware

11% Series B Preferred Stock

(Par Value $0.001 Per Share)

RCS Capital Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), hereby certifies that, pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation (the “Board of Directors”) by the Third Amended and Restated Certificate of Incorporation of the Corporation (as amended from time to time in accordance with Section 6(a) hereof, the “Certificate of Incorporation”) which authorizes the issuance, by the Corporation, in one or more series of up to 100,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”), and in accordance with the provisions of Section 151 of the General Corporation Law, the Executive Committee of the Board of Directors (the “Executive Committee”) on December 12, 2014 duly adopted the following resolutions:

RESOLVED, that, pursuant to the authority expressly granted to and vested in the Board of Directors by the provisions of Section 4.03 of the Certificate of Incorporation and in accordance with the provisions of Sections 141(c) and 151 of the General Corporation Law, the Executive Committee, exercising all the powers and authority of the Board of Directors, hereby authorizes, creates and provides for the issuance of a series of Preferred Stock, par value $0.001 per share, of the Corporation, herein designated as the 11% Series B Preferred Stock (the “Series B Preferred Stock”), which shall consist initially of 5,800,000 shares of Series B Preferred Stock (subject to increase or decrease as set forth herein in accordance with Section 151(g) of the General Corporation Law), and the powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of the shares of such series (in addition to the powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, set forth in the Certificate of Incorporation that are applicable to the Preferred Stock of all series) are hereby fixed as follows (certain terms used herein being defined in Section 2) hereof:

1.	General.

(a)           The shares of such series shall be designated the 11% Series B Preferred Stock, par value $0.001 per share (the “Series B Preferred Shares”).

(b)           Each Series B Preferred Share shall be identical in all respects with the other Series B Preferred Shares.

(c)           The number of Series B Preferred Shares shall initially be 5,800,000, which number may from time to time be increased (but not above the total number of authorized shares of Preferred Stock and subject to Section 6(a)) or decreased (but not below the number of Series B Preferred Shares then outstanding) by resolution of the Board of Directors. Whenever any Series B Preferred Shares that have been issued are reacquired in any manner by the Corporation, the Corporation shall take all action as may be necessary to retire such shares and to cause such shares to resume the status of authorized but unissued Preferred Stock, undesignated as to class or series.

(d)           No fractional Series B Preferred Shares shall be issued.

2.            Certain Definitions. As used herein, the following terms shall have the following meanings:

“accrued and unpaid dividends”, with respect to any share of any class or series, means an amount computed at the annual dividend rate for the class or series of which the particular share is a part, from and including the date on which dividends on such share became cumulative to and including the date to which such dividends are to be accrued, less the aggregate amount of all dividends theretofore paid thereon.

“Acquired Entity or Business” means a Person, business, property or asset acquired by the Corporation or any of its Subsidiaries.

“Acquired EBITDA” means, with respect to any Acquired Entity or Business (any of the foregoing a “Pro Forma Entity”), the Adjusted EBITDA of such Pro Forma Entity, and which, for the avoidance of doubt, shall include pro forma adjustment reflecting the amount of net cost savings and synergies projected by the Corporation in good faith to be realized as a result of actions taken or to be taken within 12 months after the date the acquisition of a Pro Forma Entity (which cost savings or synergies shall be calculated on a pro forma basis as though such cost savings or synergies had been realized on the first day of such period); provided that (A) such cost savings or synergies are reasonably identifiable and factually supportable, (B) no cost savings or synergies shall be added pursuant to this defined term to the extent duplicative of any expenses or charges otherwise added to LTM Adjusted EBITDA, whether through a pro forma adjustment or otherwise, for such period, and (C) such actions have been taken or are to be taken within 12 months after the date of determination to take such action.

“Adjusted EBITDA” shall have the meaning set forth in the definition of LTM Adjusted EBITDA.

“Affiliate” shall mean, when used with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agreement Value” shall mean, in respect of any one or more Hedging Agreements, after taking into account the effect of any legally enforceable netting agreement relating to any such Hedging Agreement, (i) for any date on or after the date such Hedging Agreement has been closed out and termination value(s) determined in accordance therewith, such termination value(s) and (ii) for any date prior to the date referenced in clause (i), the amount(s) determined as the mark-to-market value(s) for such Hedging Agreement, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Hedging Agreement.

“Annual Dividend Rate” shall mean 11.00% per annum of the Liquidation Preference if paid in cash, per Series B Preferred Share; provided, however that to the extent a dividend for a Dividend Period is not paid in cash on the applicable Dividend Payment Date (whether at the option of the Board of Directors or as otherwise required by this Certificate of Designations), then the Annual Dividend Rate for such Dividend Period with respect to dividends not paid in cash shall mean 12.50% per annum of the Liquidation Preference.

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“Beneficial Owner” shall mean a “beneficial owner” (as defined in Rules 13d-3 and13d-5 under the Exchange Act).

“Board of Directors” shall have the meaning set forth in the introductory paragraph of this Certificate of Designation.

“Business Day” shall mean any day other than Saturday, Sunday or a day on which state or federally chartered banking institutions in New York, New York are not required to be open.

“Capital Lease Obligations” of any Person shall mean the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

“Certificate of Incorporation” shall have the meaning set forth in the introductory paragraph of this Certificate of Designation.

“Change of Control” shall be deemed to have occurred if any of the following occurs:

(a)           any “person” or “group” as defined in Rules 13d-3 and 13d-5 under the Exchange Act (other than the current holder as of the date of the filing of this Certificate of Designation of Class B Common Stock or its Affiliates) is or becomes the Beneficial Owner, directly or indirectly, of the Corporation’s Common Shares, voting or otherwise, representing 50% or more of the total voting power or economic interests of all outstanding classes of the Corporation’s common stock, voting or otherwise; or

(b)           the Corporation consolidates with, or merges with or into, another person or the Corporation sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of the Corporation’s assets, or any person consolidates with, or merges with or into, the Corporation, in any such event other than pursuant to a transaction in which the persons that Beneficially Owned, directly or indirectly, the Corporation’s voting stock immediately prior to such transaction Beneficially Own, directly or indirectly, shares of the voting stock representing at least a majority of the total voting power of all outstanding classes of voting stock of the Corporation or of the continuing, surviving or transferee person (or any parent thereof) immediately after giving effect to such transaction (all such terms having the meanings ascribed thereto in publicly-traded convertible securities of corporate issuers in the U.S. securities markets).

“Class B Common Stock” shall mean the Class B Common Stock, par value $0.001 per share, of the Corporation.

“Common Shares” shall mean shares of any capital stock of any class or series of the Corporation (including, on the Issue Date, the Class A Common Stock, par value $0.001 per share, of the Corporation) which has no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation and which is not subject to redemption by the Corporation.

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“Continuation Right” shall have the meaning set forth in Section 4(b).

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “Controlling” and “Controlled” shall have meanings correlative thereto.

“Corporation” shall have the meaning set forth in the introductory paragraph of this Certificate of Designation.

“Corporation Redemption Closing Date” shall have the meaning set forth in Section 5(b).

“Corporation Redemption Date” shall mean December 12, 2022, March 12, 2023, June 12, 2023 and September 12, 2023 and each successive anniversary of such dates.

“Corporation Redemption Notice” shall have the meaning set forth in Section 5(b).

“Dividend Payment Date” shall mean, with respect to each Dividend Period, the eleventh (11th) calendar day of each of January, April, July and October, commencing on January 11, 2015; provided, however, that if any Dividend Payment Date falls on any day other than a Business Day, the dividend payment due on such Dividend Payment Date shall be paid on the first Business Day immediately following such Dividend Payment Date.

“Dividend Payment Record Date” shall have the meaning set forth in Section 3(a).

“Dividend Periods” shall mean quarterly dividend periods commencing on January 1, April 1, July 1 and October 1 and ending on and including the day preceding the first day of the next succeeding Dividend Period (other than the initial Dividend Period, which shall commence on the Issue Date and end on and include December 31, 2014).

“Exchange Act” shall mean the Securities Exchange Act of 1934, and any statute successor thereto, in each case as amended from time to time.

“Exchange Agreement” shall mean that certain Securities Exchange Agreement, dated as of December 12, 2014, entered into by and among the Corporation, the Investor and certain of the Investor’s Affiliates, pursuant to which Series B Preferred Shares will be issued to the Investor and certain of the Investor’s Affiliates.

“FINRA” shall mean Financial Industry Regulatory Authority, Inc.

“GAAP” shall mean generally accepted accounting principles (GAAP), as in effect from time to time; provided, however, that any lease that is recharacterized as a capital lease and any obligations that are recharacterized as Capital Lease Obligations, in each case due to a change in GAAP after the Issue Date shall not be treated as a capital lease or Capital Lease Obligation, as the case may be, but shall instead be treated as it would have been in accordance with GAAP in effect on the Issue Date.

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“General Corporation Law” shall have the meaning set forth in the introductory paragraph of this Certificate of Designation.

“Group Member” means any member of a “group” as such term is used in Regulation 13D under the Securities Act.

“Hedging Agreement” shall mean any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement.

“holder” of Series B Preferred Shares shall mean the stockholder in whose name such Series B Preferred Shares are registered in the stock books of the Corporation.

“Holder Redemption Closing Date” shall have the meaning set forth in Section 5(c).

“Holder Redemption Notice” shall have the meaning set forth in Section 5(c).

“Holder Redemption Date” shall mean December 12, 2022, and each successive anniversary of such date.

“Indebtedness” of any Person shall mean, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments representing extensions of credit, (c) all obligations of such Person issued or assumed as the deferred purchase price of property or services (excluding (i) trade accounts payable and accrued obligations incurred in the ordinary course of business, (ii) any earn-out obligation until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP and (iii) obligations resulting from take-or-pay contracts entered into in the ordinary course of business)); (d) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person (including all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person (excluding trade accounts payable and other accrued obligations, in each case incurred in the ordinary course of business)), whether or not the obligations secured thereby have been assumed, but limited to the lower of (i) the fair market value of such property and (ii) the amount of the Indebtedness so secured, (e) all guarantees by such Person of obligations of others of the type referred to in clauses (a), (b), (c) or (f) of this defined term, (f) all Capital Lease Obligations of such Person, (g) net obligations of such Person under any Hedging Agreements, valued at the Agreement Value thereof, (h) all obligations of such Person to purchase, redeem, retire, defease or otherwise make any payment in respect of any capital stock of such Person or any other Person or any warrants, rights or options to acquire such capital stock, valued, in the case of redeemable preferred interests, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, and (i) all obligations of such Person as an account party in respect of letters of credit and bankers’ acceptances, in each case, if and to the extent that any of the foregoing indebtedness (other than under the Hedging Agreements) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP. The Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture in which such Person is a general partner or joint venturer, to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness do not provide that such Person is liable therefor.

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“Initial Redemption Closing Date” shall have the meaning set forth in Section 5(a).

“Initial Redemption Date” means June 12, 2016.

“Initial Redemption Notice” shall have the meaning set forth in Section 5(a).

“Investor” shall mean Luxor Capital Group LP.

“Investor Group” shall mean the Investor together with and any of its Affiliates that own Series B Preferred Shares.

“Issue Date” shall mean the first date on which any Series B Preferred Shares are issued and sold.

“Junior Shares” shall have the meaning set forth in Section 7.

“Liquidation” shall mean (A) a dissolution or winding up of the Corporation, whether voluntary or involuntary, (B) a consolidation or merger of the Corporation with and into one or more entities which are not Affiliates of the Corporation which results in a Change of Control, or (C) a sale or transfer of all or substantially all of the Corporation’s assets other than to an Affiliate of the Corporation.

“Liquidation Preference” shall mean (A) Twenty-Five Dollars ($25.00) in cash per Series B Preferred Share plus (B) all accrued and unpaid dividends added thereto in accordance with Section 3(a).

“LTM Adjusted EBITDA” shall mean net income on a consolidated basis for the Corporation and its Subsidiaries, plus interest expense, plus tax expense, plus depreciation and amortization expense, plus employee share-based compensation expense, plus acquisition and integration related expenses, and plus equity issuance and related offering costs, in each case, for the trailing 12 calendar months (“Adjusted EBITDA”), and plus, without duplication, the Acquired EBITDA of any Pro Forma Entity acquired by the Corporation or a Subsidiary during such period to the extent not subsequently disposed by the Corporation, and calculated as if such acquisition occurred on the first day of such period with adjustments made through the date of acquisition.

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“Merger Liquidation” shall have the meaning set forth in Section 4(b).

“NYSE” shall mean the New York Stock Exchange.

“Parity Shares” shall have the meaning set forth in Section 7.

“Person” shall mean any individual, firm, partnership, corporation, limited liability company or other entity, and shall include any successor (by merger or otherwise) of such entity.

“Preferred Stock” shall have the meaning set forth in the introductory paragraph of this Certificate of Designation.

“Pro Forma Entity” shall have the meaning set forth in the definition of Acquired EBITDA.

“Redemption” shall mean any redemption of Series B Preferred Shares pursuant to Section 5.

“Redemption Price” shall mean the product of (a) the number of Series B Preferred Shares held by a holder of Series B Preferred Shares being redeemed at any applicable time and (b) the Liquidation Preference plus an amount equal to all accrued and unpaid dividends thereon from the date immediately following the immediately preceding Dividend Payment Date to the applicable redemption date.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Senior Facilities” shall mean the Corporation’s $725.0 million senior secured bank financing facility consisting of a senior secured first lien term loan facility, senior secured first lien revolving credit facility and senior secured second lien term loan facility.

“Senior Shares” shall have the meaning set forth in Section 9.

“Series A Preferred Shares” shall mean shares of the Company’s 7% Series A Convertible Preferred Stock, par value $0.001 per share.

“Series B Preferred Shares” shall have the meaning set forth in Section 1.

“Series B Preferred Stock” shall have the meaning set forth in the introductory paragraph of this Certificate of Designation.

“Series C Dividend Payment Date” shall mean the term “Dividend Payment Date” as such term is used in the Certificate of Designation governing the Series C Preferred Shares.

“Series C Preferred Shares” shall mean shares of the Company’s Series C Convertible Preferred Stock, par value $0.001 per share.

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“set apart for payment” shall be deemed to include, without any action other than the following, the recording by the Corporation in its accounting ledgers of any accounting or bookkeeping entry which indicates, pursuant to a declaration of a dividend or other distribution by the Board of Directors, the allocation of funds to be so paid on any series or class of shares of capital stock of the Corporation; provided, however, that if any funds for any class or series of Junior Shares or any class or series of Parity Shares are placed in a separate account of the Corporation or delivered to a disbursing, paying or other similar agent, then “set apart for payment” with respect to the Series B Preferred Shares shall mean placing such funds in a separate account or delivering such funds to a disbursing, paying or other similar agent.

“Shares” shall mean the total number of shares of stock that the Corporation shall have authority to issue pursuant to Section 4.01 of the Certificate of Incorporation.

“Subsidiary” or “subsidiary” of any Person shall mean and include (a) any corporation more than 50% of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time owned by such Person directly or indirectly through Subsidiaries and (b) any limited liability company, partnership, association, joint venture or other entity in which such Person directly or indirectly through Subsidiaries has more than a 50% equity interest at the time. Unless otherwise expressly provided, all references herein to a “Subsidiary” shall mean a Subsidiary of the Corporation.

“Trading Day” shall mean any day on which the securities in question are traded on the NYSE or, if such securities are not listed or admitted for trading on the NYSE, on the principal national securities exchange on which such securities are listed or admitted for trading.

3.	Dividends.

(a)           The holders of Series B Preferred Shares shall be entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, dividends per Series B Preferred Share payable in cash at the applicable Annual Dividend Rate; provided, however, that if any dividend payable on any Dividend Payment Date is not paid in full in cash on such Dividend Payment Date, the amount payable as dividends on such Dividend Payment Date that is not paid in cash on such Dividend Payment Date shall automatically, without any further action by the Corporation, be added to the Liquidation Preference on the relevant Dividend Payment Date at the Annual Dividend Rate applicable with respect to dividends not paid in cash; provided further, however, that the dividend payment payable on the initial Dividend Payment Date shall include 56.9% of the accrued and unpaid dividends on Series A Preferred Shares being exchanged pursuant to the Exchange Agreement through and including the Issue Date. Each such dividend payable in cash shall be payable in arrears to the holders of record of the Series B Preferred Shares, as they appear on the stock records of the Corporation at the close of business on each record date, which shall not be more than 30 days preceding the applicable Dividend Payment Date (the “Dividend Payment Record Date”), as shall be fixed by the Board of Directors. The amount of accrued and unpaid dividends on any Series B Preferred Stock at any date shall be the amount of any dividends thereon, calculated at the applicable Annual Dividend Rate, to and including such date, whether or not earned or declared, which have not been paid; provided that an amount equal to any dividend that was not paid in cash on any applicable Dividend Payment Date shall be added to the Liquidation Preference in accordance with this Section 3(a) and such dividend not paid in cash and so added shall not be considered as an accrued and unpaid dividend for any purposes hereof.

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(b)           The amount of dividends payable based on the Annual Dividend Rate for each full Dividend Period for the Series B Preferred Shares shall be computed by dividing the applicable Annual Dividend Rate by four (4). The amount of dividends payable for the initial Dividend Period, or any other period shorter or longer than a full Dividend Period, on the Series B Preferred Shares shall be computed on the basis of four 90-day quarters and a 360-day year. Holders of Series B Preferred Shares shall not be entitled to any dividends, whether payable in cash, property or stock, in excess of accrued and unpaid dividends, as herein provided, on the Series B Preferred Shares.

(c)           All dividends paid with respect to Series B Preferred Shares shall be paid pro rata.

(d)           So long as any Series B Preferred Shares are outstanding, no dividends, except as described in the immediately following sentence, shall be authorized and declared and paid or set apart for payment on any series or class or classes of Parity Shares for any period unless full accrued and unpaid dividends have been or contemporaneously are authorized and declared and paid in cash or authorized and declared and a sum sufficient for the payment thereof set apart for such payment on the Series B Preferred Shares for the immediately preceding Dividend Period and on the Parity Shares for the immediately preceding period applicable to the Parity Shares. When dividends are not paid in full or a sum sufficient for such payment is not set apart, as aforesaid, for the Dividend Period referred to in the immediately preceding sentence, then all dividends authorized and declared upon Series B Preferred Shares and all dividends authorized and declared upon any other series or class or classes of Parity Shares shall be authorized and declared ratably in proportion to the respective amounts of dividends accrued and unpaid on the Series B Preferred Shares and such class or classes or series of Parity Shares.

(e)           So long as any Series B Preferred Shares are outstanding, no dividends shall be authorized and declared and paid or set apart for payment and no other distribution shall be authorized and declared and made upon Junior Shares (other than dividends or other distributions paid solely in Junior Shares, or options, warrants or rights to subscribe for or purchase Junior Shares), nor shall any Junior Shares be redeemed, purchased or otherwise acquired (other than a redemption, purchase or other acquisition of Common Shares made for purposes of and in compliance with requirements of an employee incentive or benefit plan of the Corporation or any subsidiary) for any consideration (or any moneys to be paid to or made available for a sinking fund for the redemption of any shares of such stock) by the Corporation, directly or indirectly (except by conversion or exercise into or exchange for Junior Shares), unless in each case the full accrued and unpaid dividends on all outstanding Series B Preferred Shares shall have been paid in cash and on any other Parity Shares shall have been previously paid for the immediately preceding Dividend Period and the immediately preceding dividend period applicable to the Parity Shares.

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(f)           In any case where any Dividend Payment Date shall not be a Business Day, then (notwithstanding any other provision of this Certificate of Designation) payment of dividends need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Dividend Payment Date; provided, however, that no interest shall accrue on such amount of dividends for the period from and after such Dividend Payment Date.

4.	Liquidation Preference.

(a)           In the event of any Liquidation, before any payment or distribution of the assets of the Corporation (whether capital or surplus) shall be made to or set apart for the holders of Junior Shares, the holders of Series B Preferred Shares shall be entitled (subject to the Continuation Right of such holders described below) to receive an amount equal to the Liquidation Preference plus an amount equal to all accrued and unpaid dividends from the date immediately following the immediately preceding Dividend Payment Date to the date of the final distribution to such holder. Until the holders of the Series B Preferred Shares have been paid the amount specified in the first sentence of this Section 4(a) in full, no payment will be made to any holder of Junior Shares upon Liquidation. If, upon any such Liquidation, the assets of the Corporation, or proceeds thereof, distributable among the holders of Series B Preferred Shares shall be insufficient to pay in full the preferential amount aforesaid and liquidating payments on any other shares of any class or series of Parity Shares, then such assets, or the proceeds thereof, shall be distributed among the holders of such Series B Preferred Shares and such other Parity Shares ratably in accordance with the amounts that would be payable on such Series B Preferred Shares and such other Parity Shares if all amounts payable thereon were paid in full.

(b)           In connection with a Merger Liquidation (as defined below), each holder of Series B Preferred Shares shall have the right (a “Continuation Right”) to elect, by delivering written notice to the Corporation not less than five (5) Business Days prior to the Merger Liquidation, to require the Corporation to make provision for such holder’s Series B Preferred Shares to be assumed by the surviving entity; provided, however, notwithstanding the election by any of the holders of the Series B Preferred Shares of the Continuation Right, the Corporation shall have the right, in connection with any Merger Liquidation, to elect, by delivering written notice to the holders of Series B Preferred Shares at any time prior to the Merger Liquidation, to redeem any or all of the outstanding Series B Preferred Shares for an amount per Series B Preferred Share equal to the amount specified in the Section 4(a). A “Merger Liquidation” shall be a Liquidation which constitutes a consolidation or merger of the Corporation with one or more entities that are not Affiliates of the Corporation and as a result of which the Corporation is not the surviving entity. Upon a merger or consolidation of the Corporation with one or more entities that are Affiliates of the Corporation, the Corporation shall make provision for the Series B Preferred Shares to be assumed by the surviving entity.

(c)           Notice of any Liquidation shall be given by mail, postage prepaid, not less than fifteen (15) days prior to the distribution or payment date stated therein, to each holder of record of Series B Preferred Shares appearing on the stock books of the Corporation as of the date of such notice at the address of said holder shown therein. Such notice shall state a distribution or payment date, the amount to be paid pursuant to Section 4(a) and the place where such amount shall be distributable or payable.

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(d)           After the payment in cash to the holders of Series B Preferred Shares of the full amount specified in the Section 4(a) with respect to outstanding Series B Preferred Shares, the holders of outstanding Series B Preferred Shares shall have no right or claim, based on their ownership of Series B Preferred Shares, to any of the remaining assets of the Corporation. Subject to the rights of the holders of any Parity Shares, upon any Liquidation of the Corporation, after payment shall have been made in full to the holders of Series B Preferred Shares and any Parity Shares, as provided in this Section 4, any other series or class or classes of Junior Shares shall, subject to the respective terms thereof, be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series B Preferred Shares and any Parity Shares as such shall not be entitled to share therein.

5.	Redemption.

(a)           Subject to Section 5(d), on any date prior to the Initial Redemption Date, the Corporation, at its option, shall have the right to redeem, all (and not less than all) of the Series B Preferred Shares by providing written notice to each holder of Series B Preferred Shares of its intent to redeem all of the Series B Preferred Shares (the “Initial Redemption Notice”) which will specify the date set for such redemption, which date shall be no more than ninety (90) days after the Initial Redemption Notice (the “Initial Redemption Closing Date”). Subject to Section 5(d), any such Redemption shall be paid in cash on the Initial Redemption Closing Date, for all (and not less than all) of the Series B Preferred Shares in an amount equal to the Redemption Price.

(b)           Subject to Section 5(d), but not prior to December 12, 2022, the Corporation, at its option, shall have the right, to redeem, on any Corporation Redemption Date, in whole or in part, Series B Preferred Shares by providing, not less than 30 days prior to a Corporation Redemption Closing Date, written notice to each holder of its intent to redeem the Series B Preferred Shares (each, a “Corporation Redemption Notice”) which will specify the number of Series B Preferred Shares to be redeemed and the date set for such redemption, which date shall be no more than thirty (30) days after the Corporation Redemption Notice (the “Corporation Redemption Closing Date”); provided, however, that if such Redemption would result in the holders of Series B Preferred Shares owning after such Corporation Redemption Closing Date Series B Preferred Shares with an aggregate Liquidation Preference of less than $35,000,000 in the aggregate, then the Corporation shall be required to redeem all (and not less than all) of the Series B Preferred Shares. Subject to Section 5(d), any such Redemption shall be paid in cash on the Corporation Redemption Closing Date, for the Series B Preferred Shares specified in the Corporation Redemption Notice in an amount equal to the Redemption Price.

(c)           Subject to Section 5(d), but not prior to December 12, 2022, each holder, at its option, shall have the right, in its sole discretion, to require the Corporation to redeem, on any Holder Redemption Date, in whole or in part, its Series B Preferred Shares by providing written notice to the Corporation of its intent to cause the Corporation to redeem such holder’s Series B Preferred Shares (each, a “Holder Redemption Notice”) which will specify (i) the name of the holder delivering such Holder Redemption Notice, (ii) the number of Series B Preferred Shares to be redeemed, and (iii) that such holder is exercising its option, pursuant to this Section 5, to require the Corporation to redeem shares of Series B Preferred Shares held by such holder. The Corporation shall, within fifteen (15) Business Days of receipt of such Holder Redemption Notice, deliver to the holder exercising its rights to require redemption of the Series B Preferred Shares a notice specifying the date set for such redemption, which date shall be no more than ninety (90) days after the Holder Redemption Notice (the “Holder Redemption Closing Date”). Subject to Section 5(d), any such Redemption shall be paid in cash on the Holder Redemption Closing Date, for the Series B Preferred Shares specified in the Holder Redemption Notice in an amount equal to the Redemption Price.

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(d)           Any Redemption shall be paid only out of any cash or surplus available therefor under applicable Delaware law (including any cash or surplus made available as a result of any revaluation or otherwise in accordance with the terms of this Section 5(d)), and, if there is not a sufficient amount of cash or surplus available, then out of the remaining assets of the Corporation available therefor under applicable Delaware law (valued at the fair market value thereof on the date of payment, as determined by the Board of Directors). In connection with a Redemption, the Corporation shall take all actions required or permitted under Delaware law to permit the Redemption of the Series B Preferred Shares, including, without limitation, through the revaluation of its assets in accordance with Delaware law, to make funds available under applicable Delaware law for such Redemption or to determine the existence of sufficient surplus, and the Corporation shall apply all of its assets to any such Redemption except to the extent prohibited by Delaware law governing dividends to stockholders and redemption or repurchase of capital stock.

(e)           In the case of any Redemption, the rights of the holders of such Series B Preferred Shares subject to Redemption shall cease only upon the payment in full of the Redemption Price. Until the payment in full of the Redemption Price to such holder, the Series B Preferred Shares of such holder shall be deemed to be outstanding and such holder shall retain all rights with respect thereto.

(f)           Whenever any shares of Series B Preferred Stock are redeemed by the Corporation pursuant to this Section 5, the Corporation shall take all action as may be necessary to retire such redeemed shares and to cause such redeemed shares to resume the status of authorized and unissued preferred stock, without designation as to series.

6.	Voting.

(a)           So long as any Series B Preferred Shares remain outstanding, in addition to any other vote or consent of stockholders required by law or the Certificate of Incorporation, the Corporation shall not, directly or indirectly (including through merger or consolidation with any other corporation) and shall not permit any of its Subsidiaries to, without the affirmative vote at a meeting or the written consent without a meeting of the holders of at least a majority of Series B Preferred Shares and the holders of the Series C Preferred Shares, voting as a single class then outstanding (other than Section 6(a)(ii) below, which shall only require the affirmative vote of the holders of at least a majority of Series B Preferred Shares):

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(i)           authorize or approve the issuance of any shares of, or of any security convertible into, or convertible or exchangeable for, shares of, Preferred Stock or any other capital stock of the Corporation, which shares rank senior to or on a parity with Series B Preferred Shares (other than (A) the Series C Preferred Shares, or (B) any prior or parity shares that are not redeemable, except for a Change of Control, delisting event, or similar event, by the holder or, with respect to Senior Shares, are not convertible and are not equity linked) in the payment of dividends or in the distribution of assets upon liquidation (complete or partial), dissolution or winding up of the affairs of the Corporation, or authorize or create, or increase the authorized number of, any class or series of capital stock of the Corporation the shares of which rank senior to or on a parity with Series B Preferred Shares (other than (A) the Series C Preferred Shares and (B) any senior or parity shares that are not redeemable, except for a Change of Control, delisting event, or similar event, by the holder or, with respect to Senior Shares, are not convertible and are not equity linked) in the payment of dividends or in the distribution of assets upon liquidation (complete or partial), dissolution or winding up of the affairs of the Corporation or any security convertible into, or convertible or exchangeable for, shares of any such class or series (other than any increase in the authorized number of Series B Preferred Shares);

(ii)           amend, alter or repeal any of the provisions of the Certificate of Designation designating the 11% Series B Preferred Stock as a series of Preferred Stock, the Certificate of Incorporation or the Bylaws of the Corporation so as to materially and adversely affect the powers, designations, preferences and rights of the Series B Preferred Shares; provided, however, that the amendment of the Certificate of Incorporation so as to authorize or create, or to increase the authorized amount of, any Junior Shares or to increase the authorized amount of Series B Preferred Shares shall not be deemed to affect adversely the powers, designations, preferences and rights of the Series B Preferred Shares or the holders thereof;

(iii)           enter into any transaction or series of related transactions with any Affiliate of the Corporation or any of its subsidiaries, other than in the ordinary course of business and on terms and conditions substantially as favorable to the Corporation or such subsidiary as would reasonably be obtained by the Corporation or such subsidiary at that time in a comparable arm’s-length transaction with a Person other than an Affiliate; or

(iv)           contract, create, incur, assume or suffer to exist any Indebtedness or guarantee any such Indebtedness with an aggregate value of more than 4.0 times LTM Adjusted EBITDA.

8.	Rank.

The Series B Preferred Stock ranks, with respect to rights to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, (i) senior to all Common Shares, and senior to all other equity securities of the Corporation other than equity securities referred to in clauses (ii) and (iii) of this sentence (“Junior Shares”); (ii) to the extent authorized under Section 6(k)(i) of this Certificate of Designation, on a parity with the Series C Preferred Shares and all other equity securities of the Corporation the terms of which specifically provide that such equity securities rank on a parity with the Series B Preferred Shares with respect to rights to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation (“Parity Shares”); and (iii) to the extent authorized under Section 6(k)(i) of this Certificate of Designation, junior to all equity securities of the Corporation the terms of which specifically provide that such equity securities rank senior to the Series B Preferred Shares with respect to rights to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation (“Senior Shares”). The term “equity securities” does not include convertible debt securities (the issuance of which, for the avoidance of doubt, shall be subject to Section 6(a)(iv)).

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9.	Record Holders.

The Corporation may deem and treat the record holder of any Series B Preferred Shares as the true and lawful owner thereof for all purposes, and the Corporation shall not be affected by any notice to the contrary.

10.	Reports to Holders.

So long as any Series B Preferred Shares remain outstanding, if the Corporation is not required to file information, documents or reports pursuant to either of Section 13 or Section 15(d) of the Exchange Act, and is required by any debt financing agreement to provide quarterly reports, the Corporation shall cause quarterly reports (containing unaudited financial statements) for the first three quarters of each fiscal year and annual reports (containing audited financial statements and an opinion thereon by the Corporation’s independent certified public accountants) which the Corporation would be required to file under Section 13 of the Exchange Act if it had a class of securities listed on a national securities exchange to be mailed to each holder of record of Series B Preferred Shares appearing on the stock books of the Corporation as of the date of such mailing at the address of said holder shown therein within fifteen (15) days after the date when such report would have been required to be filed under Section 13 of the Exchange Act. If the Corporation is no longer a party to any debt financing agreement which requires the preparation of quarterly reports, the Corporation shall cause the annual reports of each of its broker-dealer subsidiaries (containing audited statements) that the Corporation must provide to FINRA, to be mailed to each holder of record of Series B Preferred Shares appearing on the stock books of the Corporation as of the date of such mailing at the address of said holder shown therein within fifteen (15) days after the date when such reports are required to be filed with FINRA.

11.	No Preemptive Rights.

No holder of Series B Preferred Shares shall be entitled to any preemptive rights to subscribe for or acquire any unissued Shares (whether now or hereafter authorized) or securities of the Corporation convertible into, or carrying a right to subscribe to or acquire, Shares.

12.	No Other Rights.

The Series B Preferred Shares shall not have any powers, designations, preferences or relative, participating, optional, or other special rights, nor shall there be any qualifications, limitations or restrictions or any powers, designations, preferences or rights of such shares, other than as set forth herein or in the Certificate of Incorporation or as may be provided by law.

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13.	Waiver.

Notwithstanding any provision in this Certificate of Designation to the contrary, any provision contained herein and any right of the holders of Series B Preferred Shares granted hereunder may be waived as to all Series B Preferred Shares (and the holders thereof) upon the approval of the Board of Directors (or an authorized committee thereof) and the holders of a majority of the Series B Preferred Shares then outstanding.

[Signature Page Follows.]

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IN WITNESS WHEREOF, RCS Capital Corporation has caused this Certificate to be duly executed in its name and on its behalf by its Chief Executive Officer this 19th day of December, 2014.

RCS CAPITAL CORPORATION

By:	/s/ Edward M. Weil, Jr.
	Name:	Edward M. Weil, Jr.
	Title:	Chief Executive Officer